SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Bovespa (São Paulo)	AMBV4 – Preferred
AMBV3 – Common
NYSE (New York)	ABV – Preferred
ABVc – Common

AMBEV ANNOUNCES COMMENCEMENT OF REGISTERED EXCHANGE OFFER
OF AMBEV INTERNATIONAL'S 9.500% R$300 MILLION NOTES DUE 2017

São Paulo, February 27, 2009 – Companhia de Bebidas das Américas – AmBev (“AmBev”) [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] and AmBev International Co. Ltd. (“AmBev International”) today announced that they have commenced a registered exchange offer to exchange up to R$300,000,000 of AmBev International’s newly registered 9.500% Notes due 2017 (the “New Notes”) for an equal amount of its privately placed 9.500% Notes due 2017 (the “Outstanding Notes”).  The New Notes will be fully and unconditionally guaranteed by AmBev and are substantially identical to the Outstanding Notes, except that the New Notes will not contain terms with respect to transfer restrictions and registration rights.

AmBev and AmBev International will accept for exchange any and all Outstanding Notes validly tendered and not withdrawn prior to the expiration of the exchange offer at 5:00 p.m., New York City time, on March 27, 2009, unless extended.

The terms of the exchange offer and other information relating to AmBev and AmBev International are set forth in a prospectus dated February 27, 2009.  Copies of the prospectus and the related letters of transmittal may be obtained from Deutsche Bank Trust Company Americas, which is serving as the exchange agent for the exchange offer.

The address, email, telephone and facsimile number of Deutsche Bank Trust Company Americas are as follows:

Deutsche Bank Trust Company Americas

By Mail:
DB Services Tennessee, Inc.
Reorganization Unit
P.O. Box 305050
Nashville, TN 37211

By Overnight Mail or Courier:
DB Services Tennessee, Inc.
Trust and Securities Services
Reorganization Unit
648 Grassmere Park Road
Nashville, TN 37211

Email: SPU-Reorg.Operations@db.com
Information: (800) 735-7777
Fax: (615) 835-3701

Bovespa (São Paulo)	AMBV4 – Preferred
AMBV3 – Common
NYSE (New York)	ABV – Preferred
ABVc – Common

Disclaimers

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF OFFERS TO BUY OR EXCHANGE THE NEW NOTES OR THE OUTSTANDING NOTES.  THE EXCHANGE OFFER IS MADE SOLELY PURSUANT TO THE PROSPECTUS DATED FEBRUARY 27, 2009, INCLUDING ANY SUPPLEMENTS THERETO.

For additional information, please contact the Investor Relations Department:

Michael Findlay	Myriam Bado
+55 11 2122-1415	+55 11 2122-1414
ir@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition and liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson Jamel
Nelson Jamel Chief Financial Officer and Investor Relations